Exhibit 99.5

Pegasus Capital Advisors, LP

750 East Main Street, Suite 600

Stamford, CT 06902

February 3, 2023

VIA E-MAIL

Special Committee of the Board of Directors

Creative Realities, Inc.

13100 Magisterial Drive, Suite 100

Louisville, KY 40223

STRICTLY CONFIDENTIAL

Dear Members of the Special Committee:

On behalf of Pegasus Capital Advisors, L.P. (“Pegasus” or “we”), we are pleased to submit this non-binding proposal (the “Proposal”) to acquire Creative Realities, Inc. (the “Company” or “you”).

Based on our review of public information and our deep understanding of the Company’s business, we believe the Company represents a unique and attractive opportunity for us and that we are well positioned to provide maximum value to your shareholders. As you know, Pegasus currently beneficially owns approximately 39.13% of the Company’s common stock on a fully-diluted basis as well as $19.2 million of the Company’s outstanding debt; accordingly, we have a deep appreciation of your business.

We believe our Proposal is the best path forward for all stakeholders. Our Proposal provides the Company’s shareholders with an opportunity to derisk their investment in the Company by obtaining immediate liquidity and certainty of value at a significant premium to the current share price. Our Proposal also facilitates focus on ensuring the Company’s long-term success, without the challenges and limitations that come with operating as a public company. Moreover, we envision that the transaction described herein will recapitalize the Company’s balance sheet, resulting in a debt-free enterprise post transaction. We believe that this will improve the Company’s wherewithal to finance future organic and inorganic growth.

Pegasus is the 100% owner of Slipstream Communications, LLC, the Company’s largest source of financing over the last decade. Founded in 1996, Pegasus has invested over $2.6 billion across five private equity funds. Our primary objective is to be the partner of choice for companies looking to realize their full potential as they grow, while creating a lasting positive impact to their customers and communities. We believe that our long relationship with the Company speaks to our loyalty and long-term commitment to Creative Realities.

1.

Terms of Proposed Transaction. We would be prepared to acquire all of the outstanding shares of the Company’s common stock that we do not already own for cash consideration of $0.83 per share. In calculating our proposal, we have assumed there to be (i) 21,799,126 fully diluted shares outstanding and (ii) net debt outstanding in the amount of $20.1 million.

Our proposed price per share represents a substantial premium for your shareholders, including (a) a premium of 15% to the closing price of the Company’s common stock on the last trading day before submission of this proposal, (b) a premium of 27.93% to the Company’s volume weighted average closing price over the 30 day period prior to the submission of this proposal, and (c) a premium of 27.86% to the Company’s volume weighted average closing price over the 180 day period prior to the submission of this proposal.

2.

Process. Please note that, as we previously informed you at the outset of our exploratory discussions regarding a potential transaction, we will only be willing to consider a transaction that is expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny. Accordingly, any potential transaction would (among other things) have to be (1) approved by a fully empowered special committee of non-management directors that are independent of us and our affiliates and (2) subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of the Company’s common stock that are not owned by us or our affiliates. Consistent with those prior discussions, we reiterate that our proposal is expressly conditioned on these procedures.

We would also like to take this opportunity to confirm that at this time we are only interested in acquiring all of the Company’s common stock that we do not already beneficially own, and we are not interested in pursuing any potential alternative transaction. We emphasize that neither the failure of the Special Committee to recommend a potential transaction under our Proposal nor the failure of the Company’s public shareholders to approve a potential transaction under our Proposal would adversely affect our ongoing relationship with the Company.

We currently intend to remain shareholders of the Company if a potential transaction cannot be completed under our Proposal.

3.

Due Diligence Requirements. As is customary in transactions of this type, our proposal is subject to the satisfactory completion of confirmatory due diligence, including having access to the Company’s management team and review of customary business, financial, accounting and legal due diligence with respect to the Company. We are prepared to engage immediately with you and your advisors to complete our confirmatory due diligence review. With your cooperation, we are confident that we can complete this process within an expedited timeframe, given our significant experience with the Company.

4.

Conditions. This non-binding proposal has been reviewed by, and has the full support of, our investment committee. Entering into definitive agreements providing for the Proposal remains subject to satisfactory completion of our confirmatory due diligence, receipt of final internal approval from our investment committee and the negotiation by us and the Special Committee of mutually acceptable definitive transaction agreements. Closing of the proposed Transaction would be subject to customary conditions, including approval by a majority-of-the-minority of the Company’s stockholders and receipt of any required regulatory and governmental approvals.

5.

Timing. We are focused on moving quickly to enter into and complete the proposed transaction. We are confident that, with the Special Committee’s cooperation, we can move very quickly to complete our confirmatory due diligence. Finalization of definitive agreements can be completed in parallel with the confirmatory due diligence process. We are confident that the parties will be able to finalize transaction terms efficiently and on an expedited timeline.

6.

Financing. We anticipate financing the transaction solely through equity financing, from our affiliated private equity funds and from certain other third parties. We are highly confident to secure fully equity financing, and we will not require a financing condition in our contract.

7.	Clarification/List of Contacts. The list of individuals at Pegasus with whom you may discuss this non-binding Proposal is as follows:

Anuj Kamdar

Email: *********

Phone: *********

David Cogut

Email: *********

Phone: *********

We have retained Kirkland & Ellis LLP as outside legal counsel in connection with the proposed Transaction.

*  *  *  *  *

This is a non-binding Proposal and, unless and until a definitive agreement regarding a transaction is executed by the parties, no party will be obligated with respect to any transaction and, except as set forth in the following sentence, no obligation or rights or liabilities of any kind are created as a result of this non-binding Proposal.

We and our advisors are prepared to meet with you and your advisors at your convenience to answer any questions you might have regarding this non-binding Proposal, and we look forward to a response to our non-binding Proposal at your earliest convenience.

Very truly yours,

PEGASUS INVESTORS, IV
By: Pegasus Investors IV GP, LLC

By:	/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel